As filed with the Securities and Exchange Commission on August 7, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Evolent Health, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	32-0454912
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 N. Glebe Road, Suite 500

Arlington, Virginia 22203

(571) 389-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan Weinberg, Esq.

General Counsel

800 N. Glebe Road, Suite 500

Arlington, Virginia 22203

(571) 389-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

William V. Fogg, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price per Security (1)(3)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)(4)
Class A Common Stock of Evolent Health, Inc., par value $0.01 per share

(1)	An indeterminate aggregate initial offering price or number of shares of Class A common stock as may from time to time be issued at indeterminate prices.
(2)	Omitted pursuant to General Instruction II(E) of Form S-3 under the Securities Act.
(3)	The proposed maximum offering price per security will be determined from time to time by the registrant in connection with the issuance by the registrant of the shares of Class A common stock registered hereunder.
(4)	In accordance with Rule 456(b) and 457(r) under the Securities Act, the registrant is deferring payment of all registration fees.

PROSPECTUS

Evolent Health, Inc.

CLASS A COMMON STOCK

Evolent Health, Inc. may, from time to time, offer and sell shares of its Class A common stock. The specific amount and prices of the shares of our Class A common stock will be determined at the time of any offering and set forth in the applicable prospectus supplement. In addition, selling stockholders named in a prospectus supplement may offer, from time to time and in one or more offerings, shares of our Class A common stock. The applicable prospectus supplement will also contain information, where applicable, about certain federal income tax consequences relating to, and any listing on a securities exchange of, the shares covered by such prospectus supplement.

The shares of our Class A common stock may be offered directly by us or any selling stockholders, through agents designated from time to time or to or through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of the shares, their names, and any applicable purchase price, fee, commission or discount arrangement between or among us, any selling stockholders and them, as applicable, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections entitled “Plan of Distribution” and “About this Prospectus” for more information. No shares of our Class A common stock may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such shares.

Our Class A common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “EVH.” The last reported sale price of our Class A common stock on August 4, 2017 was $24.10 per share. Our principal executive offices are located at 800 N. Glebe Road, Suite 500, Arlington, VA 22203 and our telephone number is (571) 389-6000.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012. Investing in shares of our Class A common stock involves risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of our Class A common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 7, 2017

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed as a “well-known seasoned issuer,” or “WKSI,” as defined in Rule 405 of the Securities Act, with the Securities and Exchange Commission (the “SEC”) using the “automatic shelf” registration process. Under this process, we and any selling stockholders to be named in a prospectus supplement or an amendment to the registration statement of which this prospectus is a part may offer and sell the shares of our Class A common stock described in this prospectus, from time to time, in one or more offerings, in any manner described below under the heading “Plan of Distribution.” We may provide a prospectus supplement containing specific information about the terms of a particular offering or file an amendment to the registration statement of which this prospectus is a part. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to that offering. Any prospectus supplement or any related free writing prospectus that we authorize to be provided to you may add, update or change information in this prospectus or in any documents that we have incorporated by reference in this prospectus. If the information in this prospectus is inconsistent with the information in any applicable prospectus supplement, any applicable amendment or any applicable free writing prospectus, you should rely on the information in that prospectus supplement, amendment or free writing prospectus; provided, that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into this prospectus or any prospectus supplement or any applicable free writing prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. Before making an investment in our Class A common stock, you should read both this prospectus and, if applicable, any prospectus supplement or any free writing prospectus, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. See “Where You Can Find More Information” and “Incorporation by Reference” for more information.

Neither we nor any selling stockholders have authorized anyone to provide you with information other than that contained in this prospectus or in any accompanying prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. We and any selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus or any accompanying prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of our Class A common stock other than the registered shares to which they relate, and this prospectus or any accompanying prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after the respective dates of the prospectus and such prospectus supplement or supplements, as applicable, even though this prospectus and such prospectus supplement or supplements are delivered or shares are sold pursuant to the prospectus and such prospectus supplement or supplements at a later date. Since the respective dates of the prospectus contained in this registration statement and any accompanying prospectus supplement, our business, financial condition, results of operations and prospects may have changed.

Except as otherwise indicated or required by the context, (i) references in this prospectus to “Evolent,” “we,” “our,” “us,” “our company” and “the company” refer to Evolent Health, Inc., a Delaware corporation, together with its consolidated subsidiary, Evolent Health LLC; (ii) references in this prospectus to the “shares” refer to the shares of our Class A common stock registered hereby; (iii) “IPO” refers to our initial public offering, which was completed on June 10, 2015, of 13,225,000 shares of our Class A common stock at a public offering price of $17.00 per share; and (iv) “offering reorganization” refers to the organizational transactions completed in connection with our IPO as described in “Part I—Item 1. Business—Initial Public Offering, Organizational Transactions and Subsequent Secondary Offering” of our Annual Report on Form 10-K for the year ended December 31, 2016.

RISK FACTORS

An investment in our Class A common stock involves risks. You should carefully consider the risk factors incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2016, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, and the other information contained in this prospectus, as updated by our subsequent filings under the Exchange Act, before purchasing shares of our Class A common stock. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. If any of those risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment. You should also carefully consider the risks and other information that may be contained in, or incorporated by reference into, any prospectus supplement relating to the specific offering. Some statements in this prospectus constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus and the documents incorporated herein by reference and in other written or oral statements made by us or on our behalf are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “aim,” “predict,” “potential,” “continue,” “plan,” “project,” “will,” “should,” “shall,” “may,” “might” and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, trends in our businesses, prospective services, future performance or financial results and the outcome of contingencies, such as legal proceedings. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements involve risks and uncertainties that may cause actual results, level of activity, performance or achievements to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements, include, among others:

•	the structural change in the market for health care in the United States;

•	uncertainty in the health care regulatory framework;

•	the uncertain impact the results of the 2016 presidential and congressional elections may have on health care laws and regulations;

•	our ability to effectively manage our growth;

•	the significant portion of revenue we derive from our largest partners, and the potential loss, termination or renegotiation of customer contracts;

•	our ability to offer new and innovative products and services;

•	risks related to completed and future acquisitions, investments and alliances, including the acquisitions of Valence Health, Inc., excluding Cicerone Health Solutions, Inc. (“Valence Health”) and Aldera Holdings, Inc. (“Aldera”), which may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders;

•	certain risks and uncertainties associated with the acquisition of Valence Health, including future revenues of Valence Health, may be less than expected, the timing and extent of new lives expected to come onto the platform may not occur as expected and the expected results of Evolent may not be impacted as anticipated;

•	the growth and success of our partners, which is difficult to predict and is subject to factors outside of our control, including premium pricing reductions and the ability to control and, if necessary, reduce health care costs;

•	our ability to attract new partners;

•	the increasing number of risk sharing arrangements we enter into with our partners;

•	our ability to recover the significant upfront costs in our partner relationships;

•	our ability to estimate the size of our target market;

•	our ability to maintain and enhance our reputation and brand recognition;

•	consolidation in the health care industry;

•	competition which could limit our ability to maintain or expand market share within our industry;

•	our ability to partner with providers due to exclusivity provisions in our contracts;

•	restrictions and penalties as a result of privacy and data protection laws;

•	adequate protection of our intellectual property, including trademarks;

•	any alleged infringement, misappropriation or violation of third-party proprietary rights;

•	our use of “open source” software;

•	our ability to protect the confidentiality of our trade secrets, know-how and other proprietary information;

•	our reliance on third parties and licensed technologies;

•	our ability to use, disclose, de-identify or license data and to integrate third-party technologies;

•	data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;

•	online security risks and breaches or failures of our security measures;

•	our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users;

•	our reliance on third-party vendors to host and maintain our technology platform;

•	our dependency on our key personnel, and our ability to attract, hire, integrate and retain key personnel;

•	the risk of potential future goodwill impairment on our results of operations;

•	our indebtedness and our ability to obtain additional financing;

•	our ability to achieve profitability in the future;

•	the requirements of being a public company;

•	our adjusted results may not be representative of our future performance;

•	the risk of potential future litigation;

•	our holding company structure and dependence on distributions from Evolent Health LLC;

•	our obligations to make payments to certain of our pre-IPO investors for certain tax benefits we may claim in the future;

•	our ability to utilize benefits under the tax receivables agreement described herein;

•	our ability to realize all or a portion of the tax benefits that we currently expect to result from past and future exchanges of Class B common units for our Class A common stock, and to utilize certain tax attributes of Evolent Health Holdings and an affiliate of TPG;

•	distributions that Evolent Health LLC will be required to make to us and to the other members of Evolent Health LLC;

•	our obligations to make payments under the tax receivables agreement that may be accelerated or may exceed the tax benefits we realize;

•	different interests among our pre-IPO investors, or between us and our pre-IPO investors;

•	the terms of agreements between us and certain of our pre-IPO investors;

•	the potential volatility of our Class A common stock price;

•	the potential decline of our Class A common stock price if a substantial number of shares become available for sale or if a large number of Class B common units are exchanged for shares of Class A common stock;

•	provisions in our amended and restated certificate of incorporation (our “certificate of incorporation”) and amended and restated by-laws (our “by-laws”) and provisions of Delaware law that discourage or prevent strategic transactions, including a takeover of us;

•	the ability of certain of our investors to compete with us without restrictions;

•	provisions in our certificate of incorporation which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees;

•	our intention not to pay cash dividends on our Class A common stock;

•	our ability to remediate the material weakness in our internal control over financial reporting

•	our status as an “emerging growth company”; and

•	our lack of public company operating experience.

The risks included here are not exhaustive. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, and our other documents filed with the SEC include additional factors that could affect our business and financial performance. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the effect of all risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the Public Reference Room of the SEC, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

We have filed with the SEC a registration statement on Form S-3, including exhibits filed with the registration statement of which this prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of our Class A common stock registered hereby. This prospectus and any applicable prospectus supplements do not contain all of the information set forth in the registration statement and exhibits to the registration statement. For further information with respect to our company and the shares of our Class A common stock registered hereby, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus and any applicable prospectus supplement as to the contents of any contract or other document referred to in this prospectus and any applicable prospectus supplement are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits to the registration statement, may be examined without charge at the Public Reference Room of the SEC in the manner described above.

Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov. Our SEC filings will also be available on our website at ir.evolenthealth.com. The information contained on or linked to or from our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus or any prospectus supplement.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 filed with the SEC. This prospectus does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

The SEC allows us to “incorporate by reference” certain information into this prospectus from certain documents that we filed with the SEC prior to the date of this prospectus and that we will file in the future. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed, or will file, separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is modified or superseded by information contained in this prospectus or in any other subsequently filed document that also is incorporated by reference herein. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus. These documents contain or will contain important information about us, our business and our financial performance. The following documents are incorporated by reference into this prospectus, except for any document or portion thereof deemed to be furnished and not filed in accordance with SEC rules:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 3, 2017 (our “2016 10-K”);

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, filed with the SEC on May 10, 2017 and August 7, 2017, respectively;

(3)	The portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2017 that are incorporated by reference into Part III of our 2016 10-K;

(4)	The description of our Class A common stock included in our registration statement on Form 8-A filed with the SEC on June 5, 2015;

(5)	Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on December 19, 2016 (solely with respect to Exhibits 23.1, 99.1 and 99.2 of Item 9.01) and our Current Reports on Form 8-K filed with the SEC on February 8, 2017, March 27, 2017, March 31, 2017, May 1, 2017, May 19, 2017, June 9, 2017 and June 28, 2017; and

(6)	All future documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the underlying shares.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, is furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this prospectus.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus.

If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference herein. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests can be made by writing to Investor Relations at 800 N. Glebe Road, Suite 500, Arlington, Virginia 22203 or by phone at (571) 389-6000. The documents may also be accessed on our website at ir.evolenthealth.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus or any prospectus supplement.

OUR COMPANY

We are a market leader and a pioneer in the new era of health care delivery and payment, in which leading health systems and physician organizations, which we refer to as providers, are taking on increasing clinical and financial responsibility for the populations they serve. Our purpose-built platform, powered by our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from fee-for-service (“FFS”) reimbursement to payment models that reward high-quality and cost-effective care, or value-based payment models. By partnering with providers to accelerate their path to value-based care, we enable our provider partners to expand their market opportunity, diversify their revenue streams, grow market share and improve the quality of the care they provide.

We consider value-based care to be the necessary convergence of health care payment and delivery. We believe the pace of this convergence is accelerating, driven by price pressure in traditional FFS health care, a market environment that is incentivizing value-based care models and innovation in data and technology. We believe providers are positioned to lead this transition to value-based care because of their control over large portions of health care delivery costs, their primary position with consumers and their strong local brand.

Today, increasing numbers of providers are adopting value-based strategies, including contracting for capitated arrangements with existing insurance companies, governmental payers or large self-funded employers and managing their own captive health plans. Through value-based care, providers are in the early stages of transforming their role in health care as they attempt to defend their existing position and capture a greater portion of the more than two trillion dollars in annual health insurance expenditures. While approximately ten percent of health care payments were paid through value-based care programs as of June 2014, including through models created by systems like UPMC, Kaiser Permanente and Intermountain Healthcare, it is estimated that this number will grow to over fifty percent by 2020. There were over 100 provider-owned health plans as of 2014 and this number continues to grow. The number of accountable care organizations (“ACOs”), or organizations of groups of doctors, hospitals and other health care providers which have come together voluntarily to provide coordinated care to their Medicare patients constructed to manage capitated or value-based arrangements with existing insurance companies or government payers, grew to 742 by the end of 2014.

We believe the transformation of the provider business model will require a set of core capabilities, including the ability to aggregate and understand disparate clinical and financial data, standardize and integrate technology into care processes, manage population health and build a financial and administrative infrastructure that capitalizes on the clinical and financial value it delivers. We provide an end-to-end, built-for-purpose, technology-enabled services platform for providers to transition their organization and business model to succeed in value-based payment models. In addition to our services platform, we provide a financial and administrative management platform to capture value through a variety of value-based arrangements and in certain instances participate alongside our partners in risk sharing arrangements whereby we share in a portion of the upside and downside performance of the value strategy. The core elements of our platform include:

•	Integrated technology, proprietary process and clinical services model that enables the delivery of a high-performing population health organization, an aligned clinical delivery network to provide high-quality, coordinated care and an efficient administrative infrastructure to administer value-based care payment relationships.

•	Identifi®, our technology platform, delivers the data aggregation and stratification, proven value-based care content, electronic medical records (“EMR”) optimization and proprietary applications that allow providers to standardize the delivery of care and enable clinical and financial analytics.

•

Our complementary value-based operations are empowered and supported by Identifi®. Other elements include: (1) an aligned clinical delivery network to provide improved, coordinated care, (2) a high-performing population health organization that drives clinical outcomes, (3) an efficient administrative infrastructure to administer value-based payments and (4) integration of cost management solutions, such as pharmacy benefit management (“PBM”), or the administration of prescription drug programs, including developing and maintaining a list of medications that are approved to be prescribed, contracting with pharmacies, negotiating discounts and rebates with drug manufacturers and processing prescription drug claim payments, and patient risk scoring.

•	A single point of integration between payers and the provider community enables us to provide an indispensable single point of integration between a diverse set of payers that becomes more valuable over time as our platform becomes the standard for value-based care contracting and operations.

•	Comprehensive financial and administrative services model that enables providers to assemble the infrastructure required to operate, manage and capitalize on a variety of value-based arrangements.

•	Supporting multiple value-based care models, our platform was built to support a diverse set of provider value-based care strategies ranging from shared medical savings arrangements to launching health plans in both public and private markets.

•	Long-term, embedded and aligned partnerships with health systems to enable us and our provider partners to grow together as we manage increasing populations under value-based care arrangements, including under different risk-bearing models.

We believe we are pioneers in enabling health systems to succeed in value-based payment models. We were founded in 2011 by members of our management team, UPMC, an integrated delivery system based in Pittsburgh, Pennsylvania, and The Advisory Board, to enable providers to pursue a value-based business model and evolve their competitive position and market opportunity. Our mission, technology and services were developed with UPMC, which operates the nation’s largest provider-owned health plan after Kaiser Permanente, and The Advisory Board, whose best practice research and technology solutions were available to a membership base of over 4,400 hospitals and providers as of December 2016.

In October 2016, we acquired Valence Health. Valence Health, based in Chicago, Illinois, was founded in 1996 and provides value-based administration, population health and advisory services with a particular focus on the Medicaid and pediatric markets. At the time of the acquisition, Valence Health was supporting approximately 0.5 million lives across ten long-term operating partners with one additional partnership supporting approximately 0.4 million lives due to come onto the platform on January 1, 2017. We believe that the acquisition of Valence Health is highly complementary to Evolent’s business and brings a number of strategic benefits including: (1) enhanced capabilities in value-based care administration and claims processing; (2) increased presence and experience in the Medicaid market and (3) additional scale to our platform in the form of approximately 1.0 million incremental lives under long-term operating agreements.

We have developed what we believe is a unique partner development model. Most partner relationships begin with our transformation services, during which a partner engages us to develop a customized value-based care execution plan. This allows us to define the opportunity for our partners and embed our technology and processes while building confidence and trust that we are the best long-term infrastructure partner for the provider’s value-based care strategy. We then transition our partner to our platform and operations phase, which is governed by a service contract. We incur significant expenses in securing new partner relationships, and, in 2016, our business development expenses represented 6.4% of our total revenues.

We believe our business model provides strong visibility and aligns our partners’ incentives with our own. Through our financial and administrative management platform, we capture value through a variety of value-based payment arrangements and in certain instances participate alongside our partners in risk sharing arrangements. A large portion of our revenue is derived from our multi-year contracts, which are linked to the number of members that our partners are managing under a value-based care arrangement. This variable pricing model depends on the number of services and technology applications that our partners utilize to advance their value-based care strategies and the number of members they are able to attract over time. We expect to grow with current partners as they increase membership in their existing value-based programs, through expanding the number of services we provide to our existing partners, by adding new partners and by capturing value through upside risk sharing arrangements.

We believe we are in the early stages of capitalizing on these aligned operating partnerships. We believe our health system partners’ current value-based care arrangements represent a small portion of the health system’s total revenue each year. We believe the proportion of value-based care related revenues to total health system revenues will continue to grow, driven by continued price pressure in FFS, new government payment programs, growth in consumer-focused insurance programs, such as Medicare Advantage and managed Medicaid, and innovation in data and technology. Our business model benefits from scale, as we leverage our purpose-built technology platform and centralized resources in conjunction with the growth of our partners’ membership base. These resources include our network development capabilities, PBM administration, technology development, clinical program development and data analytics and network development. While our absolute investment in our centralized resources and technologies will increase over time, we expect it will decrease as a percentage of revenue as we are able to scale this investment across a broader group of partners.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, the net proceeds from any issuance and sale of Class A common stock for cash by Evolent Health, Inc. pursuant to this prospectus will be transferred promptly either to Evolent Health LLC in exchange for one Class A common unit, or to a holder of Class B common units in exchange for a Class B common unit and a share of our Class B common stock. See “Certain Contractual Arrangements with Certain Stockholders”.

Unless otherwise set forth in a prospectus supplement, Evolent Health LLC will use any contribution received from Evolent Health, Inc. for working capital and other general corporate purposes, including to expand our business through acquisitions and investments. Evolent Health LLC will have broad discretion in the application of such proceeds and may not apply the proceeds effectively. However, as of the date of this prospectus, we cannot specify with certainty the particular uses of these proceeds for such purposes. Management might not be able to yield a significant return, or any return, on any investment of these proceeds. You will not have the opportunity to influence decisions on the use of these proceeds.

SELLING STOCKHOLDERS

Because we are a WKSI, we may register the shares of our Class A common stock for resale by certain selling stockholders. Information about selling stockholders, where applicable, including their identities and the number of shares of Class A common stock registered on their behalf, will be set forth in a prospectus supplement, in a post-effective amendment or in documents incorporated by reference into this prospectus that we file with the SEC. No selling stockholder shall sell any shares of our Class A common stock pursuant to this prospectus until we have identified such selling stockholder and the shares being offered for resale by such selling stockholder in a subsequent prospectus supplement or in a post-effective amendment. However, selling stockholders may sell or transfer all or a portion of their shares of our Class A common stock pursuant to any available exemption from the registration requirements of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following sets forth certain general terms of the capital stock of Evolent Health, Inc. This information may not be complete in all respects and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware (the “DGCL”) and our certificate of incorporation and by-laws. Copies of our certificate of incorporation and by-laws have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our certificate of incorporation provides that we may issue up to 750,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share.

As of August 2, 2017, there were 65,822,144 shares of our Class A common stock issued and outstanding. All shares of our Class A common stock offered hereby will be duly authorized, fully paid and nonassessable.

Class A common stock

Voting rights. Except as otherwise provided in our certificate of incorporation or required by law, the holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.

We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. However, we will be required to pay cash dividends out of our future earnings to the extent that cash distributions from Evolent Health LLC are materially in excess of our assumed tax liability and our obligations under the tax receivables agreement described below. The declaration and payment of all other future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to, and other factors our board of directors deems relevant. See “Risk Factors—Risks relating to our structure—We are a holding company and our only material assets is our interest in Evolent Health LLC and, accordingly, we are dependent upon distributions from Evolent Health LLC to pay taxes and other expenses” of our 2016 10-K.

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Evolent Health, Inc., the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B common stock

Shares of our Class B common stock are issuable only in connection with the issuance of Class B common units of Evolent Health LLC. When a Class B common unit is issued by Evolent Health LLC, we will issue the holder one share of our Class B common stock.

Exchange rights. Each share of our Class B common stock will be redeemed and cancelled by us if the holder exchanges one Class B common unit and such share of Class B common stock for one share of Class A common stock pursuant to the terms of the exchange agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Certain Contractual Arrangements with Certain Stockholders—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement”.

Voting rights. Our Class B stockholders are entitled to one vote for each share on all matters voted upon by our stockholders. Our Class A stockholders and Class B stockholders vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require our Class A stockholders and Class B stockholders to vote separately as a single class in the following circumstances:

•	if we amend our certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•	if we amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Dividend rights. Our Class B stockholders will not participate in any cash dividends declared by our board of directors.

Rights upon liquidation. In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our Class B stockholders who have not exchanged their shares of Class B common stock for a like number of shares of Class A common stock in accordance with the exchange agreement prior to such dissolution, liquidation or winding up of our affairs will not be entitled to receive any of our assets.

Other rights. In the event of our merger or consolidation with or into another company in connection with which shares of Class A common stock and Class B common stock (together with the related Class B common units) are converted into, or become exchangeable for, shares of stock, other securities or property (including cash), each Class B stockholder will be entitled to receive the same number of shares of stock as is received by Class A stockholders for each share of Class A common stock, and will not be entitled, for each share of Class B common stock, to receive other securities or property (including cash). No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Evolent Health, Inc. without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. As of August 2, 2017, there were no shares of preferred stock issued and outstanding.

Election and removal of directors; vacancies

Our board of directors consists of up to 10 directors, excluding any directors elected by holders of any preferred stock pursuant to provisions applicable in the case of defaults. The number of directors may be increased if necessary to satisfy the requirements of applicable laws and stock exchange regulations. The exact number of directors will be fixed from time to time by resolution of the board.

In accordance with our certificate of incorporation and by-laws, our board of directors currently consists of 10 members and is divided into three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of our stockholders, our stockholders elect a class of directors for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors is elected each year. There is no limit on the number of terms a director may serve on our board of directors. The division of our board of directors into three classes with staggered three-year terms may have the effect of discouraging, delaying or preventing a transaction involving a change in control.

In connection with our IPO, we entered into a stockholders agreement with TPG Global, LLC and its affiliates (“TPG”), University of Pittsburgh Medical Center (“UPMC”) and The Advisory Board Company (“The Advisory Board”). The stockholders agreement contains provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders agreement, TPG, UPMC and The Advisory Board are entitled to nominate a majority of the members of our board of directors. Specifically, for so long as each of TPG, UPMC and The Advisory Board owns at least 40% of the shares of common stock (including both our Class A common stock and Class B common stock) held by it following the completion of our IPO, such stockholder will be entitled to nominate two directors to serve on our board of directors. When such stockholder owns less than 40% but at least 5% of the shares of common stock (including both our Class A common stock and Class B common stock) held by it following the completion of our IPO, such stockholder will be entitled to nominate one director. TPG, UPMC and The Advisory Board have agreed in the stockholders agreement to vote for each other’s board nominees. Pursuant to these provisions, TPG has designated Matthew Hobart and Norman Payson, MD, UPMC has designated Diane Holder and David Farner, and The Advisory Board has designated Michael D’Amato and Michael Kirshbaum, all of whom currently sit on our board of directors. Prior to Mr. D’Amato joining our board in April 2016, The Advisory Board had designated Robert Musslewhite as a member of our board of directors. Following the June 2017 Secondary Offering referred to below, TPG owns less than 40% but more than 5% of the shares of common stock (including both our Class A common stock and Class B common stock) held by it following the completion of our IPO.

Our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our certificate of incorporation and by-laws provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Limits on written consents

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.

Stockholder meetings

Our certificate of incorporation and by-laws provide that special meetings of stockholders may be called only by or at the direction of the board of directors, the chairman of the board of directors or the chief executive officer. Our certificate of incorporation and by-laws specifically deny any power of any other person to call a special meeting.

Amendment of certificate of incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend provisions of our certificate of incorporation. However, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to amend certain provisions of our certificate of incorporation.

Amendment of by-laws

Our by-laws may generally be altered, amended or repealed, and new by-laws may be adopted, by the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose or by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock.

Other limitations on stockholder actions

Our by-laws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our by-laws; or

•	propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the month and day corresponding to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 50 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Corporate opportunity

Our certificate of incorporation and the stockholders agreement provide that each of TPG, The Advisory Board and UPMC and their respective affiliates will not have any duty to refrain from (i) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (ii) doing business with any of our clients, customers or vendors. In the event that TPG, The Advisory Board or UPMC or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our certificate of incorporation and the stockholders agreement also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us.

Limitation of liability of directors and officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our by-laws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending these provisions will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum selection

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions, may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover effects of some provisions

Some provisions of our certificate of incorporation and by-laws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware business combination statute

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that each of TPG, UPMC and The Advisory Board and their transferees will not be deemed to be “interested stockholders”, regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Listing

Our Class A common stock is listed on the NYSE under the symbol “EVH”.

Transfer agent and registrar

The transfer agent and registrar for the Class A common stock is American Stock Transfer & Trust Company, LLC.

CERTAIN CONTRACTUAL ARRANGEMENTS WITH CERTAIN STOCKHOLDERS

In connection with our IPO and offering reorganization, we entered into several agreements to define and regulate the governance and control relationships among us, Evolent Health LLC and certain stockholders. The following provides a summary of the material provisions of the agreements discussed. However, these summaries do not purport to be complete, and they are subject to, and qualified in their entirety by reference to, the complete text of the agreements which are filed as exhibits to the registration statement of which this prospectus forms a part. You should carefully read each agreement discussed.

Third amended and restated operating agreement of Evolent Health LLC

We operate our business through Evolent Health LLC. The operations of Evolent Health LLC, and the rights and obligations of its members are governed by the third amended and restated operating agreement of Evolent Health LLC, dated June 4, 2015.

Governance

We serve as sole managing member of Evolent Health LLC. As such, we control its business and affairs and are responsible for the management of its business.

No other members of Evolent Health LLC, in their capacity as such, will have any authority or right to control the management of Evolent Health LLC or to bind it in connection with any matter.

Voting and economic rights of members

Evolent Health LLC has two series of outstanding equity: Class A common units, which may only be issued to Evolent Health, Inc., as sole managing member, and Class B common units. We refer to these Class A common units and Class B common units of Evolent Health LLC, collectively, as common units. The Class B common units are held by TPG, The Advisory Board and Ptolemy Capital, LLC. The Class A common units and Class B common units entitle their holders to equivalent economic rights, meaning an equal share in the profits and losses of, and distributions from, Evolent Health LLC. Holders of Class B common units have no voting rights, except for the right to approve certain amendments to the third amended and restated operating agreement.

Net profits and losses of Evolent Health LLC generally are allocated, and distributions are made, to its members pro rata in accordance with the number of common units (Class A or Class B, as the case may be) they hold. Accordingly, as of August 2, 2017, net profits and net losses of Evolent Health LLC are allocated, and distributions made, approximately 96.1% to us and 3.9% to the holders of Class B common units, respectively.

Subject to the availability of net cash flow at the Evolent Health LLC level and to applicable legal and contractual restrictions, we intend to cause Evolent Health LLC to distribute to us, and to the other holders of common units, cash payments for the purposes of funding tax obligations in respect of any net taxable income that is allocated to us and the other holders of common units as members of Evolent Health LLC to fund dividends, if any, declared by us and to make any payments due under the tax receivables agreement, as described below. Regardless of whether Evolent Health LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of our Class A common stock will be made by our board of directors except that we will be required to pay cash dividends out of our future earnings to the extent that cash distributions from Evolent Health LLC are materially in excess of our assumed tax liability and our obligations under the tax receivables agreement. We do not, however, expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest any cash flow generated by operations in our business. Class B common stock is not entitled to any dividend payments.

Coordination of Evolent Health, Inc. and Evolent Health LLC

Whenever we issue one share of Class A common stock for cash, the net proceeds will be transferred promptly either to Evolent Health LLC in exchange for one Class A common unit, or to a holder of Class B common units in exchange for a Class B common unit and a share of our Class B common stock. If we issue other classes or series of equity securities, we will contribute to Evolent Health LLC the net proceeds we receive in connection with such issuance, and Evolent Health LLC will issue to us an equal number of equity securities with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we repurchase any shares of Class A common stock (or equity securities of other classes or series) for cash, Evolent Health LLC will, immediately prior to our repurchase, redeem an equal number of Class A common units (or its equity securities of the corresponding classes or series), upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) that are repurchased. Common units and shares of our common stock will be subject to equivalent stock splits, dividends and reclassifications.

We will not conduct any business other than the management and ownership of Evolent Health LLC, or own any other material assets (other than on a temporary basis), although we may take such actions and own such assets as are necessary to comply with applicable law, including compliance with our responsibilities as a public company under the U.S. federal securities laws, and may incur indebtedness and take other actions if we determine that doing so is in our best interest.

Issuances of common units

Class A common units may be issued only to us as the sole managing member of Evolent Health LLC. Class B common units may be issued only to persons or entities we permit which, following the completion of our IPO, were TPG, The Advisory Board and one of our other investors. Such issuances shall be made in exchange for cash or other consideration. Class B common units may not be transferred as Class B common units except to certain permitted transferees and in accordance with the restrictions on transfer set forth in the third amended and restated operating agreement of Evolent Health LLC. Any such transfer must be accompanied by the transfer of an equal number of shares of our Class B common stock.

Exchange agreement

In connection with our IPO, we entered into an exchange agreement with Evolent Health LLC, The Advisory Board, TPG and another investor, which are the existing holders of the Class B common units of Evolent Health LLC. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis (a “Class B Exchange”). Such exchange may be completed, at the election of Evolent Health LLC, by us or Evolent Health LLC. If Evolent Health LLC completes such exchange, we will contribute Class A common stock to Evolent Health LLC prior to the exchange. The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Holders will not have the right to exchange Class B common units if we determine that such exchange would be prohibited by applicable law or regulation, would violate other agreements to which we may be subject or would pose a material risk that Evolent Health LLC would be treated as a “publicly traded partnership” for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were to contend successfully that Evolent Health LLC should be treated as a “publicly traded partnership” for U.S. federal income tax purposes, Evolent Health LLC would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income. A holder that exchanges Class B common units will also be required to deliver an equal number of shares of our Class B common stock. In connection with each exchange,

Evolent Health LLC will cancel the delivered Class B common units and issue to us Class A common units on a one-for-one basis. Thus, as holders exchange their Class B common units for Class A common stock, our interest in Evolent Health LLC will increase.

The third amended and restated operating agreement prohibits certain business combination transactions in which our Class A common stock is exchanged for consideration unless each holder of shares of Class A common stock or Class B common stock is allowed to participate equally in the transaction as if the Class B common stock, together with the corresponding number of Class B units, had been exchanged for shares of Class A common stock pursuant to the exchange agreement immediately prior to the transaction.

We, Evolent Health LLC and the exchanging holder will each generally bear our own expenses in connection with an exchange, except that, subject to a limited exception, we are required to pay any transfer taxes, stamp taxes or duties or other similar taxes in connection with such an exchange.

See “—Registration rights agreement” below for a discussion of exchanges in connection with secondary offerings of Class A common stock. We have reserved for issuance 2,653,544 shares of our Class A common stock for potential exchange in the future for Class B common units, which is the aggregate number of Class B common units outstanding as of August 2, 2017.

Exculpation and indemnification

The third amended and restated operating agreement of Evolent Health LLC contains provisions limiting the liability of Evolent Health LLC’s members (including Evolent Health, Inc.), officers and their respective affiliates to Evolent Health LLC or any of its members. Moreover, the third amended and restated operating agreement contains broad indemnification provisions for Evolent Health LLC’s members (including Evolent Health, Inc.), officers and their respective affiliates. Because Evolent Health LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the Delaware General Corporation Law with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

Voting rights of Class A stockholders and Class B stockholders

Each share of our Class A common stock or our Class B common stock entitles its holder to one vote. As of August 2, 2017, our Class B stockholders collectively held approximately 19.5% of the total voting power of our common stock by virtue of their ownership of Class A common stock and Class B common stock.

Tax consequences

Holders of common units of Evolent Health LLC, including Evolent Health, Inc., generally incur U.S. federal, state and local and non-U.S. income taxes on their allocable shares of any net taxable income of Evolent Health LLC. The third amended and restated operating agreement of Evolent Health LLC provides for cash distributions to its members in an amount at least equal to the members’ assumed tax liability attributable to Evolent Health LLC. Distributions in respect of the members’ assumed tax liability generally are computed based on our estimate of the net taxable income of Evolent Health LLC allocable per common unit multiplied by an assumed tax rate. As a result, these distributions will be pro rata in accordance with the number of common units (Class A or Class B) held. Funds used by Evolent Health LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Evolent Health LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, as a result of potential differences in the amount of net taxable income allocable to us and to the other members of Evolent Health LLC, as well as the use of an assumed tax rate in calculating Evolent Health LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivables agreement described below. In accordance with the third amended and restated operating agreement, Evolent Health LLC intends to make distributions to its members in respect of such assumed tax liability and to fund dividends, if any, declared by us, as well as any payments we are obligated to make under the tax receivables agreement described below.

Evolent Health LLC made an election under Section 754 of the Internal Revenue Code of 1986, as amended, (the “Code”) which was effective for 2015 and will be effective for each taxable year in which an exchange of Class B common units occurs, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock. As a result of this election, exchanges of Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, have resulted, and future exchanges are expected to result, in increases in the tax basis of our share of the tangible and intangible assets of Evolent Health LLC at the time of such exchange, which will increase the tax depreciation and amortization deductions available to us and which could create other tax benefits. Any such increases in tax basis and tax depreciation and amortization deductions or other tax benefits could reduce the amount of tax that we would otherwise be required to pay in the future.

In addition, certain net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG are available to us as a result of the offering reorganization. We are required to pay a portion of the cash savings we actually realize from such increase in the tax basis of the tangible and intangible assets of Evolent Health LLC or from the utilization of such net operating losses to certain holders of Class B common units or contributors of the net operating losses pursuant to the tax receivables agreement.

Furthermore, payments under the tax receivables agreement, as described below, will themselves give rise to additional tax benefits and therefore, to additional payments under the tax receivables agreement. To the extent that we are unable to make payments under the tax receivables agreement for any reason, such payments will be deferred and will accrue interest until paid. See “—Tax receivables agreement.”

Tax receivables agreement

Exchanges of Class B common units of Evolent Health LLC, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock, have occurred and will likely occur in the future. Past exchanges have resulted in, and future exchanges are expected to result in, increases in the tax basis of our share of the assets of Evolent Health LLC. These increases in tax basis have increased as a result of past exchanges, and future exchanges are expected to increase, our depreciation and amortization deductions and create other tax benefits and, therefore, may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, certain net operating losses of Evolent Health Holdings, Inc. and of an affiliate of TPG are available to us as a result of the offering reorganization.

As part of our IPO, we entered into a tax receivables agreement with the holders of Class B common units and certain of our other investors. The agreement requires us to pay to such holders 85% of the cash savings, if any, in U.S. federal, state and local and non-U.S. income tax (as applicable) we realize as a result of any deductions attributable to increases in tax basis following the exchanges described above (calculated assuming that any post-IPO transfer of Class B common units had not occurred) or deductions attributable to imputed interest or future increases in tax basis following payments made under the tax receivables agreement. Additionally, pursuant to the same agreement we will pay the former stockholders of Evolent Health Holdings, Inc. 85% of the amount of the cash savings, if any, in U.S. federal, state and local and non U.S. income tax that we realize as a result of the utilization of approximately $79.3 million of net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to our IPO, as well as deductions attributable to imputed interest on any payments made under the agreement.

We will benefit from the remaining 15% of any realized cash savings. For purposes of the tax receivables agreement, cash savings in income tax will be computed by comparing our actual income tax liability with our hypothetical liability had we not been able to utilize the tax benefits subject to the tax receivables agreement.

Additionally, the amount of the increase in tax basis following an exchange of Class B common units will be calculated assuming that any post-IPO transfer of such Class B common units had not occurred. Therefore we may be required to make payments under the tax receivables agreement that are attributable to an increase in tax basis caused by appreciation in value prior to such a transfer. The tax receivables agreement will remain in effect until all such tax benefits have been used or expired, unless the agreement is terminated early, as described below. Estimating the amount of payments to be made under the tax receivables agreement cannot be done reliably at this time because any increase in tax basis, as well as the amount and timing of any payments under the tax receivables agreement, will vary depending on a number of factors, including:

•	the timing of exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock—for instance, the increase in any tax deductions will vary depending on the fair market value of the depreciable and amortizable assets of Evolent Health LLC at the time of the exchanges, and this value may fluctuate over time;

•	the price of our Class A common stock at the time of exchanges of Class B common units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock—the increase in our share of the basis in the assets of Evolent Health LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

•	the tax rates in effect at the time we use the increased amortization and depreciation deductions or realize other tax benefits;

•	any limitation on our utilization of the net operating losses formerly held by Evolent Health Holdings, Inc. or an affiliate of TPG under Section 382 of the Code; and

•	the amount, character and timing of our taxable income.

We are required under the tax receivables agreement to pay 85% of the tax savings, described above, if any, as and if realized. Except in certain circumstances, if in a given taxable year we do not have taxable income, before taking into account any tax benefits subject to the tax receivables agreement, we will not be required to make payments under the agreement for that taxable year because no tax savings will have been realized.

The payments that we make under the tax receivables agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of the date of the offering reorganization, if all of the outstanding Class B common units were acquired by us in taxable transactions on August 4, 2017 for a price of $24.10 per Class B common unit (based on the last reported sale price of our Class A common stock on August 4, 2017), we estimate that the total amount that we would be required to pay under the tax receivables agreement could be approximately $197.5 million. This estimated amount includes approximately $26.3 million of potential future payments under the tax receivables agreement related to the future utilization of the pre-IPO net operating losses described above and approximately $142.9 million of potential future payments related to the tax basis step-up of the assets of Evolent Health LLC in connection with the exchanges that occurred in connection with our completed secondary offerings. The actual amount we will be required to pay under the tax receivables agreement may be materially greater than these hypothetical amounts, as potential future payments will vary depending on a number of factors, including those listed above. The obligations under the tax receivables agreement are obligations of Evolent Health, Inc. and not obligations of Evolent Health LLC. Payments under the tax receivables agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of LIBOR plus 500 basis points.

The tax receivables agreement provides that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreement or are in material breach of our obligations under the tax receivables agreement, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the existing holders of Class B common units and the former stockholders of Evolent Health Holdings, Inc. Such payment would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreement, including the assumptions that we have sufficient taxable income to fully utilize such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B common units are actually exchanged for our Class A common stock and no net operating losses would actually be used at the time of the accelerated payment under the tax receivables agreement. Accordingly, payments under the tax receivables agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivables agreement.

Were the IRS to successfully challenge the tax basis increases or the existence or amount of net operating losses described above, we would not be reimbursed for any payments previously made under the tax receivables agreement, but future payments under the tax receivables agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS. As a result, we could make payments under the tax receivables agreement in excess of our actual cash savings in income tax.

Stockholders agreement

In connection with our IPO, we entered into a stockholders agreement with TPG, UPMC and The Advisory Board. The stockholders agreement contains provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Under the stockholders agreement, TPG, UPMC and The Advisory Board are entitled to nominate a majority of the members of our board of directors. Specifically, for so long as each of TPG, UPMC and The Advisory Board owns at least 40% of the shares of common stock (including both our Class A common stock and Class B common stock) held by it following the completion of our IPO, such stockholder will be entitled to nominate two directors to serve on our board of directors. When such stockholder owns less than 40% but at least 5% of the shares of common stock (including both our Class A common stock and Class B common stock) held by it following the completion of our IPO, such stockholder will be entitled to nominate one director. TPG, UPMC and The Advisory Board have agreed in the stockholders agreement to vote for each other’s board nominees. Pursuant to these provisions, TPG has designated Matthew Hobart and Norman Payson, MD, UPMC has designated Diane Holder and David Farner, and The Advisory Board has designated Michael D’Amato and Michael Kirshbaum, all of whom currently sit on our board of directors. Prior to Mr. D’Amato joining our board in April 2016, The Advisory Board had designated Robert Musslewhite as a member of our board of directors.

The stockholders agreement provides that each of TPG, The Advisory Board and UPMC and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that TPG, The Advisory Board or UPMC or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity of us, they will have no duty to communicate or offer such corporate opportunity to us. The stockholders agreement prohibits certain business combination transactions in which our Class A common stock is exchanged for consideration unless each holder of shares of Class A common stock or Class B common stock is allowed to participate equally in the transaction as if the Class B common stock, together with the corresponding number of Class B units, had been exchanged for shares of Class A common stock pursuant to the exchange agreement immediately prior to the transaction.

Registration rights agreement

In connection with our IPO, we entered into a registration rights agreement with TPG, UPMC, The Advisory Board and another investor to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above.

Subject to certain conditions and limitations, this agreement provides TPG, The Advisory Board, UPMC and such other investor with certain registration rights as described below.

Pursuant to the registration rights agreement, we registered the potential resale of all the shares of Class A common stock entitled to these registration rights, including such shares reserved for potential exchange in the future for Class B common units, on our Registration Statement on Form S-3, File No. 333-212709, initially filed on July 28, 2016 and declared effective on August 12, 2016.

Piggyback registration rights

If we propose to register any shares of our equity securities under the Securities Act either for our own account or for the account of any other person, then TPG, The Advisory Board, UPMC and the other investor will be entitled to notice of the registration and will be entitled to include their shares of Class A common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf registration rights

The registration rights agreement granted TPG, The Advisory Board and UPMC the right to have their shares of Class A common stock registered by us on a Form S-3 registration statement at our expense. In accordance with such rights, we have registered all such shares as described above.

In connection with rights of the stockholders party to the registration rights agreement, in September 2016, the company completed a secondary offering of 8.6 million shares of its Class A common stock at a public offering price of $22.50 per share (the “September 2016 Secondary Offering”). The shares sold in the September 2016 Secondary Offering were sold by certain affiliates of TPG, The Advisory Board, UPMC, Ptolemy Capital, LLC (together, the “Investor Stockholders”) and certain management selling stockholders. The company did not receive any proceeds from the sale of the shares. The shares sold in September 2016 Secondary Offering consisted of 6.4 million existing shares of the company’s Class A common stock owned and held by the Selling Stockholders and 2.2 million newly-issued shares of the company’s Class A common stock received by certain Investor Stockholders pursuant to Class B Exchanges under the Exchange Agreement and certain management selling stockholders in connection with the exercise of outstanding options.

Also in connection with rights of the stockholders party to the registration rights agreement, in March 2017, the company completed another secondary offering of 8.6 million shares of its Class A common stock (the “March 2017 Secondary Offering”). The underwriters purchased the shares from the selling stockholders at a price of $19.53 per share. The shares sold in March 2017 Secondary Offering were sold by the Investor Stockholders. The company did not receive any proceeds from the sale of the shares. The shares sold in the March 2017 Secondary Offering consisted of 3.6 million existing shares of the company’s Class A common stock owned and held by the Investor Stockholders and 5.0 million newly-issued shares of the company’s Class A common stock received by certain Investor Stockholders pursuant to Class B Exchanges under the Exchange Agreement.

Also in connection with rights of the stockholders party to the registration rights agreement, in May 2017, the company completed a secondary offering of 7.0 million shares of its Class A common stock at a price to the underwriters of $24.30 per share (the “May 2017 Secondary Offering”). The shares were sold by Investor Stockholders and certain management selling stockholders. The shares sold in the May 2017 Secondary Offering consisted of 3.1 million existing shares of the company’s Class A common stock owned and held by the Selling Stockholders and 3.9 million newly-issued shares of the company’s Class A common stock received by certain Investor Stockholders pursuant to Class B Exchanges and certain management selling stockholders in connection with the exercise of outstanding options.

Also in connection with rights of the stockholders party to the registration rights agreement, in June 2017, the company completed a secondary offering of 4.5 million shares of its Class A common stock at a price to the underwriters of $25.87 per share (the “June 2017 Secondary Offering”). The shares sold in the June 2017 Secondary Offering consisted of 0.7 million existing shares of the company’s Class A common stock owned and held by certain Investor Stockholders and 3.8 million newly-issued shares of the company’s Class A common stock received by certain Investor Stockholders pursuant to Class B Exchanges under the Exchange Agreement.

As a result of the Class B Exchanges in connection with the September 2016 Secondary Offering, the March 2017 Secondary Offering, the May 2017 Secondary Offering and the June 2017 Secondary Offering, and Evolent Health LLC’s cancellation of the Class B units, the company’s economic interest in Evolent Health LLC increased from 71.0% prior to the September 2016 Secondary Offering to 96.1% immediately following the June 2017 Secondary Offering.

Expenses and indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. Pursuant to the terms of the registration rights agreement, we paid approximately $3.0 million in expenses related to the September 2016 Secondary Offering, the March 2017 Secondary Offering, the May 2017 Secondary Offering and the June 2017 Secondary Offering. The registration rights agreement includes customary indemnification provisions, including indemnification of the participating holders of shares of Class A common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Termination of registration rights

The registration rights granted under the registration rights agreement will terminate upon the date the holders of shares that are a party thereto no longer hold any such shares that are entitled to registration rights.

PLAN OF DISTRIBUTION

We and any selling stockholder may sell the shares of our Class A common stock under this prospectus in one or more of the following ways (or in any combination) from time to time:

•	to or through one or more underwriters or dealers;

•	in short or long transactions;

•	directly to investors;

•	through agents; or

•	through a combination of these methods.

There can be no assurance that we will sell any or all of the shares of our Class A common stock registered pursuant to the registration statement of which this prospectus or any applicable prospectus supplement forms a part.

If underwriters or dealers are used in the sale, the shares of our Class A common stock will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	in privately negotiated transactions;

•	in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	in “at-the-market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	at market prices prevailing at the time of sale, or at prices related to those prevailing market prices; or

•	at negotiated prices.

As applicable, we, any selling stockholders and our underwriters, dealers or agents, reserve the right to accept or reject all or part of any proposed purchase of the shares of our Class A common stock. We will set forth in a prospectus supplement the terms and offering of the shares by us or any selling stockholders, including:

•	the names of any underwriters, dealers or agents;

•	any agency fees or underwriting discounts or commissions and other items constituting agents’ or underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	details regarding over-allotment options under which underwriters may purchase additional shares, if any;

•	the purchase price of the shares being offered and the proceeds we or any selling stockholders will receive from the sale; and

•	the public offering price.

We and any selling stockholders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions from time to time. If the applicable prospectus supplement indicates, in connection with those derivative transactions, such third parties (or affiliates of such third parties) may sell the shares of our Class A common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use shares pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from us in settlement of those derivative transactions to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and will be identified in an applicable prospectus supplement (or a post-effective amendment).

We may loan or pledge shares of our Class A common stock to a financial institution or other third party that in turn may sell the shares using this prospectus and an applicable prospectus supplement. Such financial institution or third party may transfer its economic short position to investors in our shares or in connection with a simultaneous offering of other shares offered by this prospectus.

Underwriters, Agents and Dealers

If underwriters are used in the sale of our shares of Class A common stock, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to conditions precedent and the underwriters will be obligated to purchase all of the shares if they purchase any of the shares. We and any selling stockholders may use underwriters with which or such selling stockholders we have a material relationship and, if so, we will name the underwriter and describe the nature of the relationship in the prospectus supplement.

We and any selling stockholders may sell the shares of our Class A common stock through agents from time to time. When we or any selling stockholders sell shares through agents, the prospectus supplement will name any agent involved in the offer or sale of shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and any selling stockholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our shares of Class A common stock at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions paid for solicitation of these contracts.

Underwriters, dealers and agents may contract for or otherwise be entitled to indemnification by us or any selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us or any selling stockholders and the underwriters, dealers and agents.

We and any selling stockholders may grant underwriters who participate in the distribution of our shares of Class A common stock an option to purchase additional shares to cover overallotments, if any, in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions in connection with the sale of our shares of Class A common stock. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement for any shares offered by us or any selling stockholders will identify any such underwriter, dealer or agent and describe any compensation received by them from us and any selling stockholders. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. Selling stockholders will be responsible for any discounts, concessions or commissions attributable to the sale by them of any shares of our Class A common stock.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of our shares of Class A common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the shares originally sold by the dealer are purchased in a transaction to cover short positions. Those activities may cause the price of the shares to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We and any selling stockholders make no representation or prediction as to the direction or magnitude of any effect these transactions may have on the price of our shares. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Underwriters, broker-dealers or agents who may become involved in the sale of our shares of Class A common stock may engage in transactions with and perform other services for us for which they receive compensation.

Stabilization Activities

In connection with an offering through underwriters, an underwriter may, to the extent permitted by applicable rules and regulations, purchase and sell shares of our Class A common stock in the open market. These transactions, to the extent permitted by applicable rules and regulations, may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering, if any. If the underwriters have an over-allotment option to purchase additional shares from us, the underwriters may consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales, which may be prohibited or restricted by applicable rules and regulations, are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the shares of our Class A common stock, the underwriters may bid for or purchase shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares to the extent that it discourages resale of the shares. The magnitude or effect of any stabilization or other transactions is uncertain.

Direct Sales

We and any selling stockholders may also sell shares of our Class A common stock directly to one or more purchasers without using underwriters or agents. In this case, no agents, underwriters or dealers would be involved. We and any selling stockholders may also sell shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those shares.

At-the-Market Offerings

To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell our shares of Class A common stock through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any shares sold will be sold at prices related to the then prevailing market prices for our shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our Class A common stock. The terms of each such agreement will be set forth in more detail in a prospectus supplement to this prospectus.

Trading Market and Listing of Shares

Any shares of our Class A common stock sold pursuant to a prospectus supplement will be listed on the NYSE. It is possible that one or more underwriters may make a market in the shares, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the shares.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, certain legal matters regarding the validity of the Class A common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements of Evolent Health, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report, which includes an explanatory paragraph relating to the company’s accounting for an investment in a subsidiary as described in Note 1 to the financial statements, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Evolent Health LLC for the period from January 1, 2015 to June 3, 2015 and for the year ended December 31, 2014 (Predecessor), incorporated in this prospectus by reference to the Annual Report on Form 10-K of Evolent Health, Inc. for the year ended December 31, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Evolent Health LLC as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and for the period from June 4, 2015 to December 31, 2015 (Successor), incorporated in this prospectus by reference to the Annual Report on Form 10-K of Evolent Health, Inc. for the year ended December 31, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The carve-out balance sheet of Valence Health, Inc. excluding Cicerone Health Solutions, Inc. as of December 31, 2015, and the related carve-out statements of operations, changes in net parent investment, and cash flows for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the shares of our Class A common stock being registered hereunder.

SEC Registration Fee	$ *
Printing and Duplicating Expenses	**
Accounting Fees and Expenses	**
Legal Fees and Expenses	**
Miscellaneous Fees and Expenses	**

Total	$ **

(*)	Applicable SEC registration fees have been deferred in accordance with Rules 456(b) and 457(r) of the Securities Act and will be paid at the time of any particular offering under this registration statement and are therefore not estimable at this time.
(**)	These fees and expenses are incurred in connection with the issuance of shares and will vary based on the number of shares offered and number of issuances and, accordingly, are not estimable at this time. An estimate of the aggregate fees and expenses in connection with the issuance and distribution of the shares being offered will be included in the applicable prospectus supplement.

We will pay all of the costs identified above.

Item 15. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation provides for indemnification by Evolent Health, Inc. of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to Evolent Health, Inc. with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

We have entered into customary indemnification agreements with each of our directors and officers. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification and expense reimbursement, to the fullest extent permitted under the DGCL. Our indemnification agreements also require us to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive.

Item 16. Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-3:

Exhibit No.	Description

1.1	Form of Underwriting Agreement (1)

3.1	Amended and Restated Certificate of Incorporation of Evolent Health, Inc. (2)

3.2	Amended and Restated By-laws of Evolent Health, Inc. (3)

4.1	Form of Certificate of Class A Common Stock of Evolent Health, Inc. (4)

4.2	Registration Rights Agreement, dated June 4, 2015, by and among Evolent Health, Inc., TPG Growth II BDH, L.P., TPG Eagle Holdings, L.P., UPMC, The Advisory Board Company and Ptolemy Capital, LLC (5)

5.1*	Opinion of Cravath, Swaine & Moore LLP

10.1	Third Amended and Restated Operating Agreement of Evolent Health LLC (5)

10.2	Income Tax Receivables Agreement, dated June 4, 2015, by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc. (5)

10.3	Exchange Agreement, dated June 4, 2015, by and among Evolent Health, Inc., Evolent Health LLC, TPG Eagle Holdings, L.P., The Advisory Board Company and Ptolemy Capital, LLC (5)

10.4	Stockholders Agreement, dated June 4, 2015, by and among Evolent Health, Inc., Evolent Health LLC, TPG Growth II BDH.L.P., TPG Eagle Holdings, L.P., UPMC and the Advisory Board Company (5)

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of PricewaterhouseCoopers LLP

23.4*	Consent of KPMG LLP

23.5*	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)

24.1*	Power of Attorney (included in signature pages)

*	Filed herewith.
(1)	To be filed, if necessary, by amendment or incorporated by reference in connection with the offering of shares of Class A common stock.
(2)	Incorporated by reference to our Current Report on Form 8-K filed on June 15, 2016.
(3)	Incorporated by reference to our Current Report on Form 8-K filed on May 6, 2016.
(4)	Incorporated by reference to our Registration Statement (Amendment No. 1) on Form S-1/A (Registration No. 333-203852), filed on May 18, 2015.
(5)	Incorporated by reference to our Current Report on Form 8-K filed on June 10, 2015.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)	The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Exchange Act of 1934 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act of 1934 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on this 7th day of August, 2017.

EVOLENT HEALTH, INC.

By: /s/ Frank Williams
Frank Williams
Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated and on the 7th day of August, 2017.

Signature	Title	Date

/s/ Frank Williams Frank Williams	Chief Executive Officer and Director (Principal Executive Officer)	August 7, 2017

/s/ Nicholas McGrane Nicholas McGrane	Chief Financial Officer (Principal Financial Officer)	August 7, 2017

/s/ Lydia Stone Lydia Stone	Chief Accounting Officer and Controller (Principal Accounting Officer)	August 7, 2017

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Nicholas McGrane and Jonathan Weinberg and each of them singly, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date

/s/ Frank Williams Frank Williams Director	August 7, 2017

/s/ Michael D’Amato Michael D’Amato Director	August 7, 2017

Signature	Date

/s/ David Farner David Farner Director	August 7, 2017

/s/ Bruce Felt Bruce Felt Director	August 7, 2017

/s/ Matthew Hobart Matthew Hobart Director	August 7, 2017

/s/ Diane Holder Diane Holder Director	August 7, 2017

/s/ Michael Kirshbaum Michael Kirshbaum Director	August 7, 2017

/s/ Norman Payson Norman Payson Director	August 7, 2017

/s/ Kenneth Samet Kenneth Samet Director	August 7, 2017

/s/ Cheryl Scott Cheryl Scott Director	August 7, 2017

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement (1)

3.1	Amended and Restated Certificate of Incorporation of Evolent Health, Inc. (2)

3.2	Amended and Restated By-laws of Evolent Health, Inc. (3)

4.1	Form of Certificate of Class A Common Stock of Evolent Health, Inc. (4)

4.14	Registration Rights Agreement, dated June 4, 2015, by and among Evolent Health, Inc., TPG Growth II BDH, L.P., TPG Eagle Holdings, L.P., UPMC, The Advisory Board Company and Ptolemy Capital, LLC (5)

5.1*	Opinion of Cravath, Swaine & Moore LLP

10.1	Third Amended and Restated Operating Agreement of Evolent Health LLC (5)

10.2	Income Tax Receivables Agreement, dated June 4, 2015, by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc. (5)

10.3	Exchange Agreement, dated June 4, 2015, by and among Evolent Health, Inc., Evolent Health LLC, TPG Eagle Holdings, L.P., The Advisory Board Company and Ptolemy Capital, LLC (5)

10.4	Stockholders Agreement, dated June 4, 2015, by and among Evolent Health, Inc., Evolent Health LLC, TPG Growth II BDH.L.P., TPG Eagle Holdings, L.P., UPMC and the Advisory Board Company (5)

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of PricewaterhouseCoopers LLP

23.4*	Consent of KPMG LLP

23.5*	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)

24.1*	Power of Attorney (included in signature pages)

*	Filed herewith.
(1)	To be filed, if necessary, by amendment or incorporated by reference in connection with the offering of shares of Class A common stock.
(2)	Incorporated by reference to our Current Report on Form 8-K filed on June 15, 2016.
(3)	Incorporated by reference to our Current Report on Form 8-K filed on May 6, 2016.
(4)	Incorporated by reference to our Registration Statement (Amendment No. 1) on Form S-1/A (Registration No. 333-203852), filed on May 18, 2015.
(5)	Incorporated by reference to our Current Report on Form 8-K filed on June 10, 2015.